SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Peabody Energy Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

704551100
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704551100	Schedule 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,308,687[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,308,687[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,308,687[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%[1]
14	TYPE OF REPORTING PERSON PN

1 Includes 4,526,600 shares of Common Stock issued upon the automatic conversion of the 2,404,192 shares of Series A Convertible Preferred Stock, which, according to the Issuer’s Current Report on Form 8-K, filed on January 31, 2018 (the “8-K”) took place on January 31, 2018 with respect to all outstanding shares of Series A convertible Preferred Stock (the “Preferred Stock Conversion).  The number of shares of Common Stock into which the Series A Convertible Preferred Stock converted is based upon the conversion rate of approximately 1.88279508 shares of Common Stock per share of Series A Convertible Preferred Stock as provided in the 8-K. Percentages used herein are based on approximately 130,700,000 shares of Common Stock outstanding following the Preferred Stock Conversion, as disclosed in the 8-K.

CUSIP No. 704551100	Schedule 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,031,115[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,031,115[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,031,115[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%[1]
14	TYPE OF REPORTING PERSON PN

1 Includes 9,619,100 shares of Common Stock issued upon the automatic conversion of the 5,108,947 shares of Series A Convertible Preferred Stock, which, according to the 8-K, took place on January 31, 2018.  The number of shares of Common Stock into which the Series A Convertible Preferred Stock converted is based upon the conversion rate of approximately 1.88279508 shares of Common Stock per share of Series A Convertible Preferred Stock as provided in the 8-K. Percentages used herein are based on approximately 130,700,000 shares of Common Stock outstanding following the Preferred Stock Conversion, as disclosed in the 8-K.

CUSIP No. 704551100	Schedule 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,031,115[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,031,115[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,031,115[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%[1]
14	TYPE OF REPORTING PERSON CO

1 Includes 9,619,100 shares of Common Stock issued upon the automatic conversion of the 5,108,947 shares of Series A Convertible Preferred Stock, which, according to the 8-K, took place on January 31, 2018.  The number of shares of Common Stock into which the Series A Convertible Preferred Stock converted is based upon the conversion rate of approximately 1.88279508 shares of Common Stock per share of Series A Convertible Preferred Stock as provided in the 8-K. Percentages used herein are based on approximately 130,700,000 shares of Common Stock outstanding following the Preferred Stock Conversion, as disclosed in the 8-K.

CUSIP No. 704551100	Schedule 13D/A	Page 5 of 6 Pages

The following constitutes Amendment No.2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated as follows:

This statement relates to the shares of Common Stock, $0.01 par value (the "Common Stock") of Peabody Energy Corporation ("Issuer"). The Issuer's principal executive office is located at 701 Market Street, St. Louis, Missouri 63101-1826.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) are hereby amended and restated as follows:

(a)  As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 35,339,802 shares of Common Stock, including 14,145,700 shares of Common Stock issued upon the automatic conversion of the Series A Convertible Preferred Stock constituting a combined economic exposure in the Issuer of approximately 27.0% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon approximately 130,700,000 shares of Common Stock outstanding following the Preferred Stock Conversion, as disclosed in the 8-K.

As of the date hereof, Elliott itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), may be deemed to own 11,308,687 shares of Common Stock, including 4,526,600 shares of Common Stock issued upon the Preferred Stock Conversion, constituting 8.7% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International through Spraberry Investments Inc., a Delaware corporation ("Spraberry") and a wholly-owned subsidiary of Elliott International, may be deemed to own 24,031,115 shares of Common Stock, including  9,619,100 shares of Common Stock issued upon the Preferred Stock Conversion, constituting 18.4% of the shares of Common Stock outstanding.  EICA, as the investment manager of Elliott International may be deemed to beneficially own the 24,031,115 shares of Common Stock deemed to be beneficially owned by Spraberry, constituting approximately 18.4% of the shares of Common Stock outstanding.

(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Spraberry, Elliott International and EICA. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

CUSIP No. 704551100	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 2, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President